8-K 1 form8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): **April 14, 2015**

EliteSoft Global Inc.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Delaware	**000-55240**	**47-1208256**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(COMMISSION FILE NO.)	(IRS EMPLOYEE IDENTIFICATION NO.)

Unit A-9-4, Northpoint Office Suite, Mid Valley City
No. 1, Medan Syed Putra Utara, 59200 Kuala Lumpur, Malaysia
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(60) 16 206 6315
(ISSUER TELEPHONE NUMBER)

Level 28, The Garden South Tower, Mid Valley City, Lingkaran Syed Putra, 59200
Kuala Lumpur, Malaysia
(FORMER NAME OR FORMER ADDRESS, IF CHANGED SINCE LAST REPORT)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

- ☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting Material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 16, 2015, the Registrant filed a Certificate of Amendment (the "Amendment") to the Certificate of Incorporation with the Secretary of State of the State of Delaware to change the name of the Registrant to EliteSoft Global Inc. The foregoing description of the Amendment to the Articles of Incorporation is qualified in its entirety by reference to the text of the Amendment attached as Exhibit 3.3 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

On March 16, 2015, the Board of Directors and Majority Stockholders of the Registrant approved to amend the Registrant's Certificate of Incorporation to change the name of the Registrant from ANDES 3 Inc. to EliteSoft Global Inc. On that date, the officers of the Registrant were instructed to file such amendment with the State of Delaware, which amendment was completed and filed with Delaware on March 16, 2015.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statement and Exhibits.

(d) Exhibits:

Exhibit No.	Document
3.3	Certificate of Amendment to Certificate of Incorporation, dated March 16, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

EliteSoft Global Inc.

By: /s/ Swee Seong "Eugene" Wong
Swee Seong "Eugene" Wong
Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors
(Principal Executive Officer)

By: /s/ Khoo Mae Ling
Khoo Mae Ling
Chief Financial Officer, Secretary and Director
(Principal Financial Officer)

Date: April 14, 2015